Exhibit 4.36

[English Translation]

COOPERATION AGREEMENT

This Cooperation Agreement (“Agreement”) is made and entered into this 27th day of March, 2002 by and between the following two parties: Shanghai Qingpu Industrial Zone Development Group Co., Ltd. (hereinafter referred to as Party A), and Modern Mind Technology Limited (hereinafter referred to as Party B).

WHEREAS, the parties intend to cooperate, on the basis of good faith, to jointly create business opportunities.

NOW, THEREFORE, in consideration of the mutual considerations contained herein, the parties agree as follows:

1.    Basis of Cooperation

1.1.    Party A shall fully support Party B’s investment in Qingpu to develop products with its own intellectual property and respect the business development plan in Shanghai made by Party B according to the current and future market situation.

1.2.    Party B is fully aware of the earnest determination of Shanghai City Government and Party A to develop IC industry and is satisfied with the investment environment in Qingpu, Shanghai with regard to development of IC industry.

2.    Contents of Investment

2.1.    Party B shall invest and set up a company to engage in the business of integrated circuit packaging and testing in Qingpu Industrial Zone, Shanghai.

2.2.    Pursuant to the schedule of the investment, Party B shall implement its development plan in Shanghai in reference to the following steps:

•	To start to build plant for packaging, testing and module prior to September 2002.
•	To install equipment prior to the third quarter of 2003.
•	To begin production prior to the fourth quarter of 2003.
•	To accomplish the goal of mass production during the third quarter of 2005.

2.3.    To obtain preferential policies of the state and city governments, the parties have negotiated and agreed that the investment will be two hundred and fifty million US Dollars as registered capital and the total investment amount will be five hundred million US Dollars.

2.4.    The main products under this project include packaging, testing, marketing and sale of products such as Memory IC, LCD Driver IC, ASIC, Sub-System Module, optical engine parts and components, and sub-systems, etc.

3.    Preferential Policy

Party A agrees to provide Party B with concrete preferential policies, including: state preferential policy, Shanghai City Government preferential policy and Qingpu District People’s Government preferential policy. Detailed terms and conditions of these three preferential policies shall be clearly specified in the preferential policies attached to this Agreement. Party A further agrees that the acquirement of these three preferential policies shall constitute a necessary condition for the effectiveness of this Agreement.

4.    Requirements of Infrastructure Facilities Sets

4.1.    Party A shall, in accordance with the requirement of infrastructure facilities (including temporary water, electricity, coal gas and telecommunication) proposed by Party A and subsequently confirmed by both parties, construct the infrastructure facilities sets within the stipulated timeframe according to the plan, so as to satisfy Party B’s needs for production and research and development.

4.2.    Party B shall coordinate with Party A on matters related to Party A’s implementation of the infrastructure facilities construction, and shall observe the relevant technical stipulations and directive rules.

4.3.    Party A shall, in line with the need of Party B’s plant area layout, complete construction of the roads connecting to the and bridge within the time coordinated by both parties, for the use of Party B for transport.

5.    The Range of Plant Area

5.1.    In accordance with future development and the negotiation between the parties, Party B decides to choose the region provided by Party A as the site for the project, and to plan the construction of the plant area and its related facilities on such region.

5.2.    Party A shall be responsible for the early-stage preparatory work for the lot, including moving, acquisition of land and construction of infrastructure facilities (running water, electricity, telecommunication, sewage disposal system and drainage system shall be included) up to planning of the red lines.

5.3.    Party B shall be responsible for planning, design and construction of the plant area of the lot.

5.4.    The parties agree to coordinate and settle the issues of greens and public facilities surrounding the lot, so as to ensure the availability of good working and living environment.

5.5.    To ensure that construction would be commenced by the end of September 2002, the planning and construction departments of both parties shall coordinate closely.

5.6.    The provisional agreement on the transfer of land use right is on the planned project land, and the agreements on the actual transfer of state-owned land use right may be executed all at once or separately according to the progress of the project.

6.    Arbitration

6.1.    Any dispute or breach arising out the interpretation and performance of the agreements shall be resolved through friendly consultation by the parties. If consultation and mediation fail to resolve the dispute, such dispute shall be submitted for arbitration to Hong Kong International Arbitration Center (“HKIAC”) in accordance with the Hong Kong Arbitration Ordinance and HKIAC Rules and the arbitration panel shall consist of arbitrators from a jurisdiction other than PRC or ROC.

7.    Miscellaneous

7.1.    In order to complete this major investment project, the parties hereto shall both organize a task force composed of professional staff to compile the feasibility study, execute related documents such as land leasing contract, project assessment report, and environmental assessment report in accordance with the relevant state laws, and to complete the application to and obtain the approval from the government within the agreed time limit.

7.2.    In view of the special nature of this project, the parties agree that this Agreement only specifies certain principles for matters of vital importance. The responsibilities of the two parties, completed progress and division of labor in the course of implementation shall be concretely specified in the form of meeting minutes signed and confirmed by the parties, which shall have the same effect as this Agreement.

7.3.    In view of the fact that this Agreement involves the Qingpu District People’s Government preferential policy, in order to implement the spirit of the cooperation, Party A is required to obtain a written confirmation from the Qingpu District People’s Government of Shanghai to the effect that the preferential policy in force shall apply to the project in question, and that Party A is authorized to represent Shanghai Qingpu District People’s Government to execute this Agreement. These written documents shall form annexes to this Agreement.

7.4.    In witness hereof, this Agreement shall be executed in four (4) identical counterparts and each party shall retain two copies. This Agreement shall become effective on the day it is executed by the authorized representatives of the two parties and is witnessed and confirmed by Shanghai Qingpu District People’s Government. The preferential policies and the Provisional Agreement of Transfer of Land Use Right for the Shanghai Qingpu Industrial Zone shall be attachments to this Agreement.

Representatives executing this Agreement:

Party A:    Shanghai Qingpu Industrial Zone Development Group Co., Ltd.

Representative : /s/

Party B:    Modern Mind Technology Limited

Representative : /s/

Representative of witness: Shanghai Qingpu District People’s Government

Representative : /s/

Date of execution: March 27, 2002